Exhibit 12.1

Invesco Mortgage Capital Inc. Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Actual (1)
	Quarter Ended March 31, 2012	Year Ended December 31,			Period From July 1, 2008 (Date of Inception) to December 31, 2008(2)
($ in thousands)		2011	2010	2009

Ratio of earnings to combined fixed charges and preferred stock dividends	2.5x	2.8x	4.3x	4.3x	N/A

(1)	We did not have any shares of preferred stock issued and outstanding for the periods presented.
(2)	We were formed on June 5, 2008 and completed our initial public offering of our common stock on July 1, 2008.